FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                               HSBC HOLDINGS PLC
                        2004 FINAL RESULTS - HIGHLIGHTS

-Operating income up 23 per cent to US$50,587 million (US$41,072 million in 2003).

For the year (excluding goodwill amortisation):

-Operating profit before provisions up 24 per cent to US$24,712 million
 (US$19,990 million in 2003).

-Group pre-tax profit up 35 per cent to US$19,426 million (US$14,401 million in 2003).

-Attributable profit up 32 per cent to US$13,658 million (US$10,359 million in 2003).

-Return on average invested capital of 15.2 per cent (13.7 per cent in 2003).

-Earnings per share up 26 per cent to US$1.25 (US$0.99 in 2003).


For the year (as reported):

-Operating profit before provisions up 24 per cent to US$22,898 million
 (US$18,540 million in 2003).

-Group pre-tax profit up 37 per cent to US$17,608 million (US$12,816 million in 2003).

-Attributable profit up 35 per cent to US$11,840 million (US$8,774 million in 2003).

-Return on average shareholders' funds of 14.4 per cent (13.0 per cent in 2003).

-Basic earnings per share up 30 per cent to US$1.09 (US$0.84 in 2003).


Dividend and capital position:

-Fourth interim dividend (in lieu of final dividend) of US$0.27 per share;
 total dividend for 2004 of US$0.66 per share, an increase of 10 per cent over 2003.

-Tier 1 capital ratio of 8.9 per cent and total capital ratio of 12.0 per cent, unchanged from 2003.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$17,608 MILLION

HSBC made a profit on ordinary activities before tax of US$17,608 million in 2004, an increase of US$4,792 million, or 37 per cent, compared with 2003.

The Directors have declared a fourth interim dividend for 2004 of US$0.27 per ordinary share (in lieu of a final dividend) which, together with the first, second and third interim dividends, each of US$0.13 per ordinary share already paid, will make a total distribution for the year of US$0.66 per share (US$0.60 per share in 2003), an increase of 10 per cent. The fourth interim dividend will be payable on 4 May 2005.

Net interest income of US$31,024 million in 2004 was US$5,426 million, or 21 per cent, higher than 2003.

Other operating income of US$19,563 million was US$4,089 million, or 26 per cent, higher than 2003.

Operating expenses (excluding goodwill amortisation) of US$25,875 million rose US$4,793 million, or 23 per cent. HSBC's cost:income ratio, excluding goodwill amortisation, improved to 51.1 per cent compared with 51.3 per cent in 2003.

The charge for bad and doubtful debts was US$6,357 million in 2004, US$264 million higher than in 2003.

Gains on disposal of investments and tangible fixed assets of US$802 million were US$388 million higher than 2003.

The tier 1 capital and total capital ratios for the Group remained strong at 8.9 per cent and 12.0 per cent, respectively, at 31 December 2004.

The Group's total assets at 31 December 2004 were US$1,277 billion, an increase of US$243 billion, or 23 per cent, since 31 December 2003. At constant exchange rates, total assets grew by US$205 billion or 19 per cent.

Geographical distribution of results

                                              Year ended        Year ended
Figures in US$m                                  31Dec04           31Dec03
Profit before tax (excluding goodwill
 amortisation)
                                                       %                 %
Europe                                      6,172   31.7      4,862   33.7
Hong Kong                                   4,753   24.5      3,730   25.9
Rest of Asia-Pacific                        1,877    9.7      1,426    9.9
North America                               6,180   31.8      4,257   29.6
South America                                 444    2.3        126    0.9
                                           19,426  100.0     14,401  100.0

Goodwill amortisation                      (1,818)           (1,585)
Group profit before tax                    17,608            12,816

Tax on profit on ordinary activities       (4,507)           (3,120)

Profit on ordinary activities after tax    13,101             9,696

Minority interests                         (1,261)             (922)

Profit attributable                        11,840             8,774

Profit attributable (excluding
 goodwill amortisation)                    13,658            10,359


Distribution of results by customer group
                                              Year ended        Year ended
Figures in US$m                                  31Dec04           31Dec03
Profit before tax (excluding goodwill
 amortisation)
                                                       %                 %
Personal Financial Services                 5,377   27.7      4,008   27.8
Consumer Finance^                           3,667   18.9      2,225   15.5
Total Personal Financial Services           9,044   46.6      6,233   43.3

Commercial Banking                          4,169   21.5      3,158   21.9
Corporate, Investment Banking and
 Markets                                    5,196   26.7      4,443   30.9
Private Banking                               693    3.6        563    3.9
Other                                         324    1.6          4      -
Group profit before tax (excluding
 goodwill amortisation)                    19,426  100.0     14,401  100.0
Goodwill amortisation                      (1,818)           (1,585)
Group profit before tax                    17,608            12,816

^ Comprises HSBC Finance Corporation's consumer finance business and the US residential mortgages and credit card portfolios acquired by HSBC Bank USA, N.A.('HSBC Bank USA') from HSBC Finance Corporation and its correspondents since December 2003.


Comment by Sir John Bond, Group Chairman

2004 was another good year for HSBC. The solid performance of the first six months continued and we were able to build on the record results of 2003.

We grew profit attributable to shareholders by 35 per cent to US$11.8 billion. Excluding the amortisation of goodwill, which is the basis we use internally to measure our performance, profit attributable was US$13.7 billion. This represents US$1.25 per share, an increase of 26 per cent over 2003. Our earnings growth was well diversified across all our main geographical regions and our customer groups, all of which achieved record results. Overall, our performance was driven by broadly based revenue growth of 23 per cent and by particularly favourable credit conditions.

In the light of this performance, and the Group's continuing capital strength, the Board has declared a fourth interim dividend of US$0.27 per share bringing the total dividend for the year to US$0.66 per share, an increase of 10 per cent over 2003. The dividend is payable on 4 May 2005 with a scrip dividend alternative available for shareholders who prefer this option.

Throughout 2004 the economic environment remained broadly favourable. A gradual economic recovery in the US contributed to improved employment levels. Interest rates and inflation remained low, encouraging consumer confidence and spending. The remarkable economic progress of the People's Republic of China continued and its demand for raw materials and capital goods benefited both regional and international trading partners. In Hong Kong, a period of six consecutive years of deflation ended. The Hong Kong economy rebounded on strong trade flows, buoyed further by the impact of significantly expanded tourism from mainland China and by rising property prices. The UK continued to enjoy high levels of employment and, while property prices softened, the market remained resilient. Indeed, buoyant domestic housing markets were a significant factor in most economies where they contributed to continued economic activity by bolstering consumer confidence and releasing equity to fund spending growth.

During the last two years we have also completed the integration of a major consumer finance business in the US and a large commercial bank in Mexico, two of the most important and successful acquisitions in our recent history. In addition we have strengthened the foundations for our future development in mainland China.

2004 was also a year of substantial investment in our established businesses. In addition to building out our investment banking capabilities we focused on developing our credit card and consumer finance platforms internationally, reflecting the opportunities we see to harness both HSBC's underwriting and collection skills and to achieve further economies of scale.

Investing for the future
We remain keenly aware of the need to balance short-term results with the investment necessary to secure the long-term future of our business. We are allocating resources continuously to strengthening our brand, developing our presence in areas where we have comparative advantage and entering new markets with significant potential. For example:-

-In 2004 we generated US$1.1 billion in pre-tax profits (before goodwill amortisation) from Mexico, Turkey, Bermuda and Malta, in all of which our presence five years ago was small or non-existent.
-We grew pre-tax profits (before goodwill amortisation) from our overall personal financial services business in Brazil to US$51 million, reflecting the successful integration of the Losango acquisition supported by skills transfer from HSBC Finance Corporation. Additionally, some 36 per cent of Losango's commercial customer base has now become corporate customers of the Group, an increase of over 5,000 relationships.
-In Personal Financial Services we grew fee and commission revenues by 26 per cent to reach US$4.6 billion representing a compound rate of growth over the last four years of 12 per cent as we have worked to diversify our reliance on deposit and lending margins.
-Through acquisition and by using marketing, technology and collection capabilities, which have been greatly enhanced since the acquisition of HSBC Finance Corporation (formerly Household International) in 2003, we grew credit cards in issue outside the US by 48 per cent to reach 29 million cards now in force.
-With an expanded product range, supported by greater cooperation across the HSBC Group, we drove revenues from commercial banking customers to US$8.4 billion, the highest level we have ever achieved.
-Our Global Markets business maintained strong business momentum despite difficult market conditions and generated record pre-tax profits in foreign exchange and derivatives reflecting the investment made in these areas in the previous year. In 2004 we have continued to invest in Global Markets, a business that has achieved double digit growth in pre-tax profits over the last five years as we have expanded our business from regional to global strength.
-We delivered strong results from providing transaction banking services to corporate and institutional clients as we reinforced our leadership positions in payments and cash management, trade services, and security services.
-With its reorganisation substantially complete,Private Banking delivered 23 per cent growth in pre-tax profits, before goodwill amortisation, to US$693 million as instability in certain parts of the world underlined the relevance of the HSBC brand to this client base. This compares with a contribution of some US$200 million five years ago.

During 2004 we made important investments for our future, both organically and through acquisition.
-We invested approximately US$1.7 billion to take a 19.9 per cent stake in Bank of Communications Limited (BoCom), the fifth largest bank in mainland China with over 2,700 branches. We also signed a technical support agreement with BoCom to provide advice in the areas of governance and back office functions and agreed in principle to form a joint venture subsidiary to distribute credit cards when laws and regulations permit.
-Also in China, we invested a further US$168 million to maintain our 10 per cent interest in Ping An Insurance, China's second largest insurance company as it came to the public markets through an IPO in both Hong Kong and Shanghai. We have expanded our relationship with Ping An to include a joint venture bank, Ping An Bank. Ping An Bank's long-term objective is to develop consumer banking businesses, including credit card and real estate mortgage lending activities when laws and regulations permit.
-Hang Seng Bank invested US$208 million to acquire a 15.98 per cent stake in Fuzhou-based Industrial Bank Company Limited. The two parties entered into a cooperation agreement stipulating that Industrial Bank and Hang Seng Bank will form joint ventures in financial services activities, including credit cards and other unsecured personal loan businesses, as and when regulations permit.
-In the UK, we acquired access to two prestigious customer bases through the acquisition of M&S Money and our partnership agreement with the John Lewis Group for the management of their store card businesses. We were able to take these opportunities by combining the strength of our banking relationships with two long standing customers in the retail sector with HSBC Finance Corporation's partnership skills in store card business.
-In Brazil, we acquired further consumer finance operations, adding some 1.1 million customers to the 7 million acquired in 2003 when we bought Losango, the market leader.
-In Corporate, Investment Banking and Markets we made a major investment in people adding almost 2,000 new staff. At the same time, some 1,500 departed. The areas benefiting principally from the increased resource and capabilities were investment banking advisory, equities sales and trading, research, asset backed financing and structured solutions.
-In the rest of Asia-Pacific, we invested heavily in sales and marketing to grow our personal financial services businesses. Marketing expenditure grew by 42 percent from US$88 million to US$125 million. The number of telesales employees working in the region grew by 330 per cent to 1,680 staff. Our branch-based sales force doubled to 1,950. The number of external sales employees grew by 48 per cent to 6,800.
-In Hong Kong, the bank increased expenditure on marketing from US$84 million in 2003 to US$97 million in 2004, a rise of 15 per cent. The bank continued to invest in its branch network with refurbishments reaching US$9 million last year, up 11 per cent on the previous year. The bank continued to recruit sales staff, increasing the number of Financial Planning Managers by 17 per cent to some 630 staff.
-In the US, we continued to win new retail services relationships, combining
 HSBC's traditional corporate capabilities with HSBC Finance Corporation's partnering skills. Important new accounts included American Suzuki Corporation, Helzberg Diamonds, Liz Claiborne, and Komatsu.
-In the Middle East, we continued to build HSBC Amanah organically to become the leading international provider of Shariah compliant financial services.
-In India, we invested US$68 million to take a 14.62 per cent stake in UTI Bank, which has the second largest retail banking network amongst private sector banks.

We also took the opportunity to release resources and capital through the disposal of operations which did not meet our own investment criteria and which were of greater value to the acquirers. These included our direct auto insurance business in Canada, our securities operations in Poland and Thailand, and part of our personal trust business in the US.

Credit Quality
The generally buoyant economic conditions remained favourable for credit quality throughout 2004. As a result, our delinquency experience in both personal and corporate lending in aggregate was better than in 2003. In the case of corporate lending, provisioning requirements were unusually low. The level of new provisions declined and we were able to make significant recoveries on previously impaired debt which was restructured or repaid in the improved economic environment.

Corporate, Investment Banking and Markets
We are now some 21 months into the restructuring and expansion of our capabilities in investment banking advisory services, in equity sales and trading, research, in asset backed financing and structured solutions. The investment in senior management to support these initiatives is largely complete. The development of the infrastructure required to support them is also well advanced.

Our corporate and institutional customer base continues to welcome the broader range of services we can now offer. This became evident through 2004 as we increased our market share of global bond issuance and enhanced our equity, advisory and financing capabilities.

We also saw growing interest in our asset backed securities services and our increased capacity to offer structured solutions for interest rate and foreign exchange management.

In industry surveys we continued to move upwards, notably in league tables covering corporate bond issuance. We were also pleased to receive advisory mandates to work with some world class companies including Ford, LNM Holdings, Neptune Orient and Saudi Aramco.

There is still much to do but our strategy to develop this part of our business is on course and we remain confident of its potential. We have a first rate corporate and institutional client base and there is an opportunity to expand the range of services we offer them in a way which will also create additional value for our shareholders.

Our Brand
Recognition of the HSBC brand continues to grow. During the course of 2004, Household International adopted the HSBC name for much of its business. In France, CCF plans to follow suit with much of its operations later this year. According to Interbrand, a leading brand consultancy, the HSBC brand now ranks as the 33rd 'Best Global Brand' by value and first amongst British-based companies. We were delighted to receive a number of awards during the year including being named 'Global Bank of the Year' by The Banker magazine for the third year in a row and the world's 'Best Bank' of the year by Euromoney magazine. It is particularly gratifying to note that a number of the citations highlight HSBC's overall conduct and commitment to good governance. It is our objective to make the HSBC brand synonymous with the highest standards of behaviour, fair value for customers, and corporate responsibility everywhere we operate.

Outlook
As we look forward, the external imbalances which have been a feature of the global economy in recent years remain a potential vulnerability for the financial markets. However, some of the concerns which made for an uncertain economic outlook in 2004 have been allayed to a degree. Despite the six interest rate increases in the US since the beginning of last year, the outstanding level of consumer debt has proved manageable, largely because employment levels have remained high and long-term interest rates have fallen. The US economy has also improved its competitiveness through a weaker dollar without fuelling inflation or significantly disturbing the foreign capital inflows necessary to fund continuing current account deficits.

Although investment in China has slowed the country's rate of real economic growth has remained strong. The world economy has withstood a significant period of high oil prices and volatility in future price expectations. Indeed it has also shown an impressive resilience. The financial architecture, through which risks and potential shocks are managed and distributed to diversify their impacts, has proved robust.

As the western world recognises the economic consequences of increasing longevity, it has become clear that there is a growing need for higher savings rates and for greater individual responsibility in funding personal retirement provisions. If the current savings rates in some of the world's most developed economies remain too low, the risk increases of a sharp adjustment to consumption patterns when significant numbers of people suddenly recognise the need to make provision for their retirement. Currently, the world's excess liquidity, caused in part by the recycling of Asian trade surpluses at low rates, is masking this possibility. Nevertheless, a sudden correction to the savings imbalance is, we believe, a major risk in the world economic outlook.

We continue to position HSBC to withstand sudden economic volatility and to respond to opportunities for profitable growth. We are investing increasingly in countries with comparative economic advantages including those where population growth is generating economic momentum, where social costs are manageable and where savings rates will sustain self-financed expansion. In particular, we see China's economy as the most significant driver of economic growth over the next decade. China's importance to the oil producing and natural resource economies will increase. Our investments in China during 2004 reflect our confidence in the country's future. We also recognise the growth prospects of markets such as Brazil, India, Mexico, South Korea, Turkey and the Middle East, and for the same reasons we continue to invest in them.The considerable financial strength of our businesses in the UK, the US and Hong Kong allows us to afford such investment while maintaining a progressive dividend policy.

Our principal focus for 2005 is to achieve further revenue growth together with improved productivity. The opportunities available to HSBC to grow profitably have never been broader, either by geography or by customer group. The task before us now is to ensure that we respond in full, and with the talents and dedication of my 253,000 colleagues around the world I am confident that we shall. I believe that we are uniquely well placed to meet the requirements both of our shareholders and those of the wider communities we serve.

Financial Overview

     2003   Year ended 31Dec                          2004
     US$m                                US$m         GBPm            HK$m

            For the year (excluding
             goodwill amortisation)
   14,401   Profit before tax          19,426        10,607         151,309
   10,359   Profit attributable        13,658         7,457         106,382
            For the year (as reported)
   12,816   Profit before tax          17,608         9,615         137,149
    8,774   Profit attributable        11,840         6,465          92,222
    6,532   Dividends                   7,301         3,986          56,867
            At year-end
   74,473   Shareholders' funds        86,623        44,784         673,321
   74,042   Capital resources          90,780        46,933         705,633
  643,556   Customer accounts and
             deposits by banks        777,290       401,859       6,041,876
1,034,216   Total assets            1,276,778       660,094       9,924,395
  618,662   Risk-weighted assets      759,210       392,512       5,901,339

      US$   Per share                     US$             GBP             HK$
     0.99   Earnings before goodwill
             amortisation                1.25          0.68            9.74
     0.84   Basic earnings               1.09          0.60            8.49
     0.83   Diluted earnings             1.07          0.58            8.33
     0.60   Dividends^                   0.66          0.35            5.14
     6.79   Net asset value              7.75          4.01           60.24

            Share information
  10,960m   US$0.50 ordinary shares
             in issue                 11,172m
 US$172bn   Market capitalisation    US$190bn
  GBP8.78   Closing market price
             per share                GBP8.79
            Total shareholder return     HSBC     Benchmark
             against peer index^^

                      - over 1 year       105           110

^ The fourth interim dividend of US$0.27 per share is translated at the closing rate on 31Dec04 (see Note 11 on page 27). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 25 April 2005 (see Note 2 on page 15).
^^ Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2004.

 2003   Year ended 31Dec                                       2004
        Performance ratios (%)
        Excluding goodwill amortisation

 13.7   Return on average invested capital^                    15.2

 24.7   Return on average net tangible equity^^                25.4

 1.21   Post-tax return on average tangible assets             1.31

 2.07   Post-tax return on average risk-weighted assets        2.23

        On a reported basis
 13.0   Return on average shareholders' funds                  14.4

 1.01   Post-tax return on average assets                      1.12

 1.78   Post-tax return on average risk-weighted assets        1.96

        Efficiency and revenue mix ratios
 51.3   Cost:income ratio (excluding goodwill amortisation)    51.1

        As a percentage of total operating income:

 62.3   - net interest income                                  61.3

 37.7   - other operating income                               38.7

 25.3   - net fees and commissions                             25.9

  5.3   - dealing profits                                       5.1

        Capital ratios
  8.9   - tier 1 capital                                        8.9
 12.0   - total capital                                        12.0

 ^ Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects invested capital.
 ^^ Attributable profit excluding amortisation divided by average shareholders' funds after deduction of average purchased goodwill.

    Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.


Consolidated Profit and Loss Account

31Dec03                                                  Year ended 31Dec04
   US$m                                               US$m      GBPm       HK$m

 39,968   Interest receivable                       50,203    27,411    391,031
(14,370)  Interest payable                         (19,179)  (10,471)  (149,385)

 25,598   Net interest income                       31,024    16,940    241,646

 15,474   Other operating income                    19,563    10,681    152,376

 41,072   Operating income                          50,587    27,621    394,022

(21,082)  Operating expenses excluding goodwill    (25,875)  (14,128)  (201,540)

 (1,450)  Goodwill amortisation                     (1,814)     (990)   (14,129)

 18,540   Operating profit before provisions        22,898    12,503    178,353

 (6,093)  Provisions for bad and doubtful debts     (6,357)   (3,470)   (49,515)
          Provisions for contingent
    (44)    liabilities and commitments                (27)      (15)      (210)
          Amounts written off
   (106)   fixed asset investments                       -         -          -

 12,297   Operating profit                          16,514     9,018    128,628

   (116)  Share of operating profit/
            (loss) in joint ventures                     5         3         39
          Share of operating profit in
    221     associates                                 287       157      2,235
          Gains/(losses) on disposal of:
    451   - investments                                770       420      5,998
    (37)  - tangible fixed assets                       32        17        249

          Profit on ordinary activities
 12,816     before tax                              17,608     9,615    137,149
 (3,120)  Tax on profit on ordinary activities      (4,507)   (2,461)   (35,105)

          Profit on ordinary activities
  9,696     after tax                               13,101     7,154    102,044
          Minority interests:
   (487)  - equity                                    (586)     (320)    (4,564)
   (435)  - non-equity                                (675)     (369)    (5,258)

  8,774   Profit attributable to shareholders       11,840     6,465     92,222

 (6,532)  Dividends                                 (7,301)   (3,986)   (56,867)
  2,242   Retained profit for the year               4,539     2,479     35,355



Consolidated Balance Sheet

       At
  31Dec03                                                         At 31Dec04
     US$m                                                 US$m      GBPm         HK$m
            ASSETS

    7,661   Cash and balances at central banks           9,872     5,104       76,735
            Items in the course of collection
    6,628     from other banks                           6,352     3,284       49,374
   20,391   Treasury bills and other eligible bills     30,284    15,657      235,398
            Hong Kong Government certificates
   10,987     of indebtedness                           11,878     6,141       92,334
  117,173   Loans and advances to banks                142,712    73,782    1,109,300
  528,977   Loans and advances to customers            669,831   346,303    5,206,596
  205,722   Debt securities                            240,999   124,596    1,873,285
   12,879   Equity shares                               19,319     9,988      150,167
       10   Interests in joint ventures                     12         6           93
    1,263   Interests in associates                      3,440     1,778       26,739
      690   Other participating interests                  881       455        6,848
   28,640   Goodwill and intangible assets              29,382    15,190      228,386
   15,748   Tangible fixed assets                       18,829     9,735      146,358
   63,128   Other assets                                73,498    37,999      571,294
   14,319   Prepayments and accrued income              19,489    10,076      151,488
1,034,216   Total assets                             1,276,778   660,094    9,924,395

            LIABILITIES
            Hong Kong currency notes
   10,987     in circulation                            11,878     6,141       92,334
   70,426   Deposits by banks                           83,539    43,190      649,349
  573,130   Customer accounts                          693,751   358,669    5,392,527
            Items in the course of transmission to
    4,383     other banks                                5,301     2,741       41,205
  153,562   Debt securities in issue                   208,593   107,843    1,621,393
   94,669   Other liabilities                          123,315    63,752      958,520
   13,760   Accruals and deferred income                16,500     8,531      128,255
            Provisions for liabilities and charges
    1,670   - deferred taxation                          2,066     1,068       16,059
    5,078   - other provisions                           5,532     2,860       43,000
            Subordinated liabilities
    3,617   - undated loan capital                       3,686     1,906       28,651
   17,580   - dated loan capital                        22,800    11,788      177,224
            Minority interests
    2,162   - equity                                     2,476     1,280       19,246
    8,719   - non-equity                                10,718     5,541       83,311
    5,481   Called up share capital                      5,587     2,888       43,428
   68,992   Reserves                                    81,036    41,896      629,893

   74,473   Shareholders' funds                         86,623    44,784      673,321

1,034,216   Total liabilities                        1,276,778   660,094    9,924,395

Consolidated Cash Flow Statement

                                                      Year ended 31Dec
Figures in US$m                                        2004       2003
Net cash inflow from operating activities            37,209     22,675

Dividends received from associated undertakings         127        108

Returns on investments and servicing of finance:
Interest paid on finance leases and similar hire
  purchase contracts                                    (45)       (37)
Interest paid on subordinated loan capital             (915)      (882)
Dividends paid to minority interests - equity          (664)      (514)
                                     - non-equity      (548)      (392)
Net cash (outflow) from returns on investments
  and servicing of finance                           (2,172)    (1,825)

Taxation paid                                        (3,797)    (2,631)

Capital expenditure and financial investments:
  Purchase of investment securities                (330,917)  (218,196)
  Proceeds from sale and maturities of
    investment securities                           315,437    206,099
  Purchase of tangible fixed assets                  (2,830)    (1,981)
  Proceeds from sale of tangible fixed assets           371        346
  Purchase of intangible assets                        (108)       (87)
  Net cash (outflow) from capital expenditure
    and financial investments                       (18,047)   (13,819)

Acquisitions and disposals:
  Net cash (outflow) from acquisition of and
    increase in stake in subsidiary undertakings     (2,431)    (2,137)
  Net cash inflow from disposal of subsidiary
    undertakings                                         27        556
  Purchase of interest in associated undertakings
    and other participating interests                (2,301)       (47)
  Proceeds from disposal of associated
    undertakings and other participating interests      204          3
  Net cash (outflow) from acquisitions
    and disposals                                    (4,501)    (1,625)

Equity dividends paid                                (4,425)    (4,242)

Net cash inflow/(outflow) before financing            4,394     (1,359)

Financing:
  Issue of ordinary share capital                       581        845
  Net purchases of own shares acquired for market
    making purposes                                      98       (138)
  Own shares acquired to meet share awards and share
    option awards                                      (345)      (301)
  Cash received on exercise of share options            159        181
  Increase of non-equity minority interests           1,480      4,104
  Decrease of non-equity minority interests               -       (206)
  Subordinated loan capital issued                    6,021      2,358
  Subordinated loan capital repaid                   (1,740)    (1,464)
Net cash inflow from financing                        6,254      5,379

Increase in cash                                     10,648      4,020


Other Primary Financial Statements

Statement of total consolidated recognised gains and losses for the year ended

                                                            31Dec
                                                         2004     2003
                                                         US$m     US$m
Profit for the financial year attributable to
  shareholders                                         11,840    8,774
Unrealised surplus/(deficit) on revaluation of
  investment properties:
- subsidiaries                                             52      (28)
- associates                                               12      (10)
Unrealised surplus/(deficit) on revaluation of land
  and buildings (excluding investment properties):
- subsidiaries                                          1,093     (292)
Exchange and other movements                            3,404    5,318

Total recognised gains and losses for the year         16,402   13,762

Reconciliation of movements in consolidated shareholders' funds for the year ended
                                                            31Dec
                                                         2004     2003
                                                         US$m     US$m

Profit for the financial year attributable to
  shareholders                                         11,840    8,774
Dividends                                              (7,301)  (6,532)
                                                        4,539    2,242

Other recognised gains and losses relating to the
  year                                                  4,561    4,988
New share capital subscribed, net of costs                581      862
Purchases of own shares acquired to meet share awards
  and share option awards                                (345)    (301)
Own shares released on vesting of share awards and
  exercise of options                                     159      162
Amortisation of shares in restricted share plan            36       19
Net purchases and sales of own shares for market
  making purposes                                          98     (138)
Total net change in shareholders' funds arising from
  own shares adjustments                                  (52)    (258)

Reserve in respect of obligations under CCF share
  options                                                 (81)     (41)
Net reserve in respect of obligations under Bank of
  Bermuda share options                                    15        -
New share capital issued in connection with the
  acquisition of Household                                  -   13,405
Reserve in respect of obligations under Household
  share options                                           (19)      84
Reserve in respect of the equity component of
  Household 8.875 per cent Adjustable Conversion-Rate
  Equity Security Units                                    (1)       3
Amounts arising on shares issued in lieu of
  dividends                                             2,607    1,423
Net addition to shareholders' funds                    12,150   22,708

Shareholders' funds at 1 January                       74,473   51,765

Shareholders' funds at 31 December                     86,623   74,473

Additional Information

1. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2003.

2. Dividend

The Directors have declared a fourth interim dividend for 2004 of US$0.27 per ordinary share. The dividend will be payable on 4 May 2005 to shareholders on the Register at the close of business on 18 March 2005. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 25 April 2005, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 31 March 2005, and elections will be required to be made by 21 April 2005.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 May 2005 to the holders of record on 18 March 2005. The dividend will be payable in cash, in euros at the exchange rate on 25 April 2005 or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 16 March and 23 March 2005.

The dividend will be payable on American Depositary Shares (ADSs), each of which represents five ordinary shares, on 4 May 2005 to holders of record on 18 March 2005. The dividend of US$1.35 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 25 March 2005, and elections will be required to be made by 14 April 2005. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 16 March 2005 and in Paris on 21 March 2005. The ADSs will be quoted ex-dividend in New York on 16 March 2005.

3. Earnings and dividends per share

                                                     Year ended  31Dec
Figures in US$                                       2004         2003
Earnings per share (excluding goodwill
  amortisation)                                      1.25         0.99

Basic earnings per share                             1.09         0.84

Diluted earnings per share                           1.07         0.83

Dividends per share                                  0.66         0.60

Dividend pay out ratio^                                53%          61%

^Dividends per share expressed as a percentage of earnings per share (excluding goodwill amortisation).

Basic earnings per ordinary share was calculated by dividing the earnings of US$11,840 million by the weighted average number of ordinary shares outstanding, excluding own shares held by trustees to satisfy employee share options and awards, of 10,907 million shares (2003 earnings of US$8,774 million and 10,421 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 11,054 million shares (2003: 10,539 million shares).

The cash earnings per share was calculated by dividing the basic earnings, after adding back the amortisation of goodwill, by the weighted average number of ordinary shares outstanding, excluding own shares held.


4. Taxation                                    Year ended   Year ended
Figures in US$m                                   31Dec04      31Dec03
UK corporation tax charge                             716          547

Overseas taxation                                   2,856        2,590
Joint ventures                                          3            1
Associates                                             42           19
Current taxation                                    3,617        3,157

Deferred taxation                                     890          (37)

Total charge for taxation                           4,507        3,120

Effective tax rate                                   25.6%        24.3%

The Company and its subsidiary undertakings in the UK provided for UK corporation tax at 30.0 per cent, the rate for the calendar year 2004 (2003:
30.0 per cent). Overseas tax included Hong Kong profits tax of US$539 million (2003: US$483 million) provided at the rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 31 December 2004, there were potential future tax benefits of US$973 million (31 December 2003: US$963 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered certain.

Analysis of overall tax charge

                                               Year ended   Year ended
Figures in US$m                                   31Dec04      31Dec03
Taxation at UK corporate tax rate of 30.0%          5,282        3,845

Impact of differently taxed overseas profits
  in principal locations                             (347)        (366)
Tax free gains                                        (64)         (17)
Goodwill amortisation                                 579          476
Acquisition accounting adjustments                   (253)        (331)
Prior period adjustments                             (229)        (230)
Other items                                          (461)        (257)
Timing differences impact on deferred tax            (890)          37
Current tax charge                                  3,617        3,157

Accelerated capital allowances                         (2)           1
Timing differences on lease income                   (212)         187
Provisions for general bad debts                     (392)        (356)
Relief for losses                                    (116)         (52)
Other short-term timing differences                  (168)         183
Deferred tax charge                                  (890)         (37)

Overall tax charge                                  4,507        3,120



5. Capital resources                                           At         At
Figures in US$m                                           31Dec04    31Dec03
Capital ratios (%)

Total capital ratio                                          12.0       12.0

Tier 1 capital ratio                                          8.9        8.9

Composition of capital

Figures in US$m

Tier 1:
  Shareholders' funds                                      86,623     74,473
  Minority interests                                        4,253      3,711
  Innovative tier 1 securities                             10,077      8,094
  Less: property revaluation reserves                      (2,660)    (1,615)
      : goodwill capitalised and intangible assets        (31,190)   (29,920)
      : own shares held                                       156        120
Total qualifying tier 1 capital                            67,259     54,863

Tier 2:
  Property revaluation reserves                             2,660      1,615
  General provisions                                        2,624      2,868
  Perpetual subordinated debt                               3,670      3,608
  Term subordinated debt                                   21,373     15,795
  Minority and other interests in tier 2 capital              519        523
Total qualifying tier 2 capital                            30,846     24,409

Unconsolidated investments                                 (6,361)    (4,101)
Investments in other banks                                   (799)      (911)
Other deductions                                             (165)      (218)
Total capital                                              90,780     74,042

Total risk-weighted assets                                759,210    618,662

The above figures were computed in accordance with the EU Banking Consolidation Directive.

6. Reconciliation of operating profit to net cash flow from operating activities

                                              Year ended    Year ended
Figures in US$m                                  31Dec04       31Dec03

Operating profit                                  16,514        12,297
Change in prepayments and accrued income          (4,969)       (6,825)
Change in accruals and deferred income             2,492         6,015
Interest on finance leases and similar hire
  purchase contracts                                  42            38
Interest on subordinated loan capital              1,052           958
Depreciation and amortisation                      3,506         2,847
Amortisation of discounts and premiums              (218)          338
Provisions for bad and doubtful debts              6,357         6,093
Loans written off net of recoveries               (7,984)       (6,846)
Provisions for liabilities and charges             1,244           759
Provisions utilised                               (1,123)         (781)
Amounts written off fixed asset
  investments                                        (99)           66
Net cash inflow from trading activities           16,814        14,959

Change in items in the course of collection
  from other banks                                   299          (135)
Change in treasury bills and other eligible
  bills                                              (26)          650
Change in loans and advances to banks             (9,957)      (14,537)
Change in loans and advances to customers       (132,052)      (77,614)
Change in other securities                       (24,107)      (10,518)
Change in other assets                            (9,657)       (4,302)
Change in deposits by banks                       11,684        14,628
Change in customer accounts                      105,454        76,085
Change in items in the course of
  transmission to other banks                        909          (251)
Change in debt securities in issue                54,172        13,976
Change in other liabilities                       26,783        14,443
Elimination of exchange differences^              (3,107)       (4,709)

Net cash inflow from operating activities         37,209        22,675

^Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis as it cannot be determined without unreasonable expense.

7. Bad and doubtful debts

                                  2004 Half-year ended      2003 Half-year ended
Figures in US$m                 30Jun    31Dec     2004   30Jun   31Dec     2003
By category:
Bad and doubtful debt charge

- specific charge:
  new provisions                4,229    4,760    8,989   3,089   4,688    7,777
  releases and recoveries      (1,144)  (1,052)  (2,196)   (640)   (923)  (1,563)
                                3,085    3,708    6,793   2,449   3,765    6,214
- net general release            (282)    (154)    (436)    (75)    (46)    (121)

Total bad and doubtful
  debt charge                   2,803    3,554    6,357   2,374   3,719    6,093

Customers                       2,810    3,557    6,367   2,373   3,723    6,096
Banks                              (7)      (3)     (10)      1      (4)      (3)

Total                           2,803    3,554    6,357   2,374   3,719    6,093


8. Analysis of fees and commissions receivable and payable

                       2004 Half-year ended      2003 Half-year ended
Figures in US$m      30Jun    31Dec     2004   30Jun    31Dec     2003

Account services     1,336    1,443    2,779   1,089    1,228    2,317
Credit facilities      579      600    1,179     465      501      966
Remittances            166      187      353     138      150      288
Cards                1,837    1,945    3,782   1,119    1,857    2,976
Imports/Exports        332      360      692     285      324      609
Underwriting           117      117      234      99       76      175
Insurance              586      591    1,177     455      506      961
Mortgage servicing
 rights                 39       41       80      36       39       75
Trust income            99      105      204      72       73      145
Broking income         517      441      958     379      494      873
Global custody         279      285      564     151      187      338
Maintenance income
 on operating leases    95       95      190      84       87      171
Funds under
 management            788      710    1,498     523      573    1,096
Unit trusts            297      203      500     206      152      358
Corporate finance      100       93      193      81      108      189
Other                  762      732    1,494     452      571    1,023
Total fees and
 commissions
 receivable          7,929    7,948   15,877   5,634    6,926   12,560
Less: fees
 payable            (1,352)  (1,432)  (2,784)   (984)  (1,182)  (2,166)

Net fees and
 commissions         6,577    6,516   13,093   4,650    5,744   10,394

9. Geographical distribution of results

HSBC European Operations

                    2004 Half-year ended        2003 Half-year ended
Figures in US$m  30 Jun    31Dec      2004    30Jun    31Dec      2003
Net interest
 income           4,313    4,749     9,062    3,508    4,032     7,540

Dividend income     294      251       545      106       44       150
Net fees and
 commissions      3,047    3,248     6,295    2,446    2,746     5,192
Dealing
 profits            511      442       953      531      429       960
Other income        798      794     1,592      570      683     1,253
Other operating
 income           4,650    4,735     9,385    3,653    3,902     7,555

Operating income  8,963    9,484    18,447    7,161    7,934    15,095


Staff costs      (3,222)  (3,361)   (6,583)  (2,632)  (2,944)   (5,576)
Premises and
 equipment         (591)    (644)   (1,235)    (506)    (552)   (1,058)
Other            (1,284)  (1,459)   (2,743)    (950)  (1,118)   (2,068)
Depreciation and
 amortisation
 (excluding
 goodwill)         (477)    (532)   (1,009)    (396)    (431)     (827)
Goodwill
 amortisation      (447)    (500)     (947)    (376)    (382)     (758)
Operating
 expenses        (6,021)  (6,496)  (12,517)  (4,860)  (5,427)  (10,287)

Operating profit
 before
 provisions       2,942    2,988     5,930    2,301    2,507     4,808

Customers:
- new specific
  provisions       (895)  (1,154)   (2,049)    (551)    (934)   (1,485)
- releases and
  recoveries        459      404       863      207      286       493
                   (436)    (750)   (1,186)    (344)    (648)     (992)
- net general
  release            13      148       161        1      117       118
Total bad and
 doubtful
 debt charge       (423)    (602)   (1,025)    (343)    (531)     (874)

Provisions for
 contingent
 liabilities and
 commitments        (79)      67       (12)     (17)     (16)      (33)

Amounts written
 off fixed asset
 investments        (10)    (10)      (20)     (46)     (18)      (64)
Operating profit  2,430    2,443     4,873    1,895    1,942     3,837


Share of
 operating (loss)
 / profit in
 joint ventures       4        1         5     (132)       5      (127)


Share of
 operating
 profits in
 associates          21       33        54       18       29        47

Investment and
 fixed asset
 disposal gains     165      128       293       88      124       212

Profit before
 tax              2,620    2,605     5,225    1,869    2,100     3,969

HSBC Hong Kong Operations

                     2004 Half-year ended       2003 Half-year ended
Figures in US$m    30 Jun    31Dec     2004    30Jun    31Dec     2003
Net interest
 income             1,780    1,859    3,639    1,991    1,910    3,901

Dividend income        17        2       19       15       16       31
Net fees and
 commissions          904      822    1,726      647      736    1,383
Dealing profits       360      270      630      186      135      321
Other income          373      408      781      274      322      596
Other operating
 income             1,654    1,502    3,156    1,122    1,209    2,331

Operating income    3,434    3,361    6,795    3,113    3,119    6,232

Staff costs          (714)    (701)  (1,415)    (611)    (665)  (1,276)
Premises and
 equipment           (121)    (135)    (256)    (109)    (131)    (240)
Other                (274)    (379)    (653)    (214)    (288)    (502)
Depreciation and
amortisation
 (excluding
 goodwill)            (97)    (103)    (200)     (98)     (96)    (194)
Goodwill
 amortisation          (4)      (5)      (9)      (3)       -       (3)
Operating expenses (1,210)  (1,323)  (2,533)  (1,035)  (1,180)  (2,215)


Operating profit
 before provisions  2,224    2,038    4,262    2,078    1,939    4,017

Customers:
- new specific
  provisions           (7)    (238)    (245)    (389)    (266)    (655)
- releases and
  recoveries           25      219      244      107      117      224
                       18      (19)      (1)    (282)    (149)    (431)
- net general
  release/(charge)    205       19      224      (21)      52       31
Total bad and
 doubtful
 debt release/
 (charge)             223        -      223     (303)     (97)    (400)

Provisions for
 contingent
 liabilities and
 commitments           (6)       3       (3)      (3)      (3)      (6)

Amounts written
 back/(off)
 fixed asset
 investments           27       (1)      26        5       26       31
Operating profit    2,468    2,040    4,508    1,777    1,865    3,642

Share of operating
 profit/(loss)
 in associates         (2)      10        8        6       12       18

Investments and
 fixed asset disposal
 gains                110      118      228       57       11       68

Profit before tax   2,576    2,168    4,744    1,840    1,888    3,728

HSBC Rest of Asia-Pacific Operations

                         2004 Half-year ended    2003 Half-year ended
Figures in US$m       30Jun    31Dec     2004   30Jun   31Dec     2003
Net interest income     984    1,071    2,055     840     900    1,740

Dividend income           1        2        3       3       1        4
Net fees and
 commissions            506      551    1,057     363     442      805
Dealing profits         265      229      494     231     190      421
Other income             81      114      195      56      64      120
Other operating
 income                 853      896    1,749     653     697    1,350

Operating income      1,837    1,967    3,804   1,493   1,597    3,090

Staff costs            (520)    (584)  (1,104)   (427)   (525)    (952)
Premises and
 equipment              (89)     (94)    (183)    (80)    (84)    (164)
Other                  (302)    (387)    (689)   (235)   (292)    (527)
Depreciation and
 amortisation
 (excluding goodwill)   (51)     (53)    (104)    (47)    (51)     (98)
Goodwill
 amortisation           (34)     (34)     (68)    (19)    (16)     (35)
Operating expenses     (996)  (1,152)  (2,148)   (808)   (968)  (1,776)

Operating profit
 before provisions      841      815    1,656     685     629    1,314

Customers:
- new specific
  provisions            (41)    (377)    (418)   (181)   (231)    (412)
- releases and
  recoveries             33      237      270     151     192      343
                         (8)    (140)    (148)    (30)    (39)     (69)
- net general release
  /(charge)              18       30       48       4     (20)     (16)
Total bad and
 doubtful debt
 (charge)/ release       10     (110)    (100)    (26)    (59)     (85)


Provisions for
 contingent
 liabilities and
 commitments            (14)      14        -      (4)      3       (1)

Amounts written off
 fixed asset
 investments              -        -        -       -      (2)      (2)

Operating profit        837      719    1,556     655     571    1,226

Share of operating
 profit in
 associates              96      136      232      65      84      149

Investments and fixed
 asset disposal
 gains                    6       11       17      14       2       16

Profit before tax       939      866    1,805     734     657    1,391

HSBC North American Operations
                      2004 Half-year ended      2003 Half-year ended
Figures in US$m     30Jun    31Dec     2004    30Jun    31Dec     2003
Net interest
 income             7,410    7,503   14,913    4,630    7,147   11,777

Dividend income        16       16       32       22       12       34
Net fees and
 commissions        1,905    1,630    3,535    1,044    1,632    2,676
Dealing profits       221      218      439      238      102      340
Other income          556      602    1,158      424      508      932
Other operating
 income             2,698    2,466    5,164    1,728    2,254    3,982

Operating income   10,108    9,969   20,077    6,358    9,401   15,759

Staff costs        (2,285)  (2,445)  (4,730)  (1,593)  (2,130)  (3,723)
Premises and
 equipment           (415)    (463)    (878)    (319)    (426)    (745)
Other              (1,373)  (1,588)  (2,961)    (936)  (1,305)  (2,241)
Depreciation and
 amortisation
 (excluding
 goodwill)           (154)    (164)    (318)    (106)    (132)    (238)
Goodwill
 amortisation        (372)    (389)    (761)    (231)    (412)    (643)
Operating
 expenses          (4,599)  (5,049)  (9,648)  (3,185)  (4,405)  (7,590)

Operating profit
 before
 provisions         5,509    4,920   10,429    3,173    4,996    8,169

Customers:
- new specific
  provisions       (2,786)  (3,091)  (5,877)  (1,835)  (3,127)  (4,962)
- releases and
  recoveries          274      416      690      143      279      422
                   (2,512)  (2,675)  (5,187)  (1,692)  (2,848)  (4,540)
- net general
  (charge)/release     40      (39)       1       22     (158)    (136)
Total bad and
 doubtful
 debt charge       (2,472)  (2,714)  (5,186)  (1,670)  (3,006)  (4,676)

Provisions for
 contingent
 liabilities and
 commitments            1      (43)     (42)       2        1        3
Amounts written
 off fixed
 asset
 investments            -        -        -       (4)      (5)      (9)
Operating profit    3,038    2,163    5,201    1,501    1,986    3,487
Share of operating
 profit in
 joint ventures         -        -        -        8        3       11

Share of operating
 profit/(loss)
 in associates          4      (12)      (8)       3        3        6

Investments and
 fixed assets
 disposal gains        57      169      226       90       19      109

Profit before tax   3,099    2,320    5,419    1,602    2,011    3,613


HSBC South American Operations
                         2004 Half-year ended    2003 Half-year ended
Figures in US$m        30Jun   31Dec     2004   30Jun   31Dec     2003
Net interest income      619     736    1,355     252     388      640

Dividend income            1       1        2       1       2        3
Net fees and
 commissions             215     265      480     150     188      338
Dealing profits           26      24       50      72      64      136
Other income             104     103      207     107      94      201
Other operating
 income                  346     393      739     330     348      678

Operating income         965   1,129    2,094     582     736    1,318

Staff costs             (303)   (357)    (660)   (230)   (354)    (584)
Premises and
 equipment               (80)    (94)    (174)    (55)    (69)    (124)
Other                   (243)   (306)    (549)   (127)   (200)    (327)
Depreciation and
 amortisation
 (excluding goodwill)    (27)    (34)     (61)    (19)    (21)     (40)
Goodwill
 amortisation            (26)     (3)     (29)     (3)     (8)     (11)
Operating expenses      (679)   (794)  (1,473)   (434)   (652)  (1,086)

Operating profit
 before provisions       286     335      621     148      84      232

Customers:
- new specific
  provisions            (177)   (223)    (400)   (133)   (130)    (263)
- releases and
  recoveries              30      99      129      32      49       81
                        (147)   (124)    (271)   (101)    (81)    (182)
- net general release/
  (charge)                 6      (4)       2      69      55      124
Total bad and
 doubtful
 debt charge            (141)   (128)    (269)    (32)    (26)     (58)

Provisions for
 contingent
 liabilities             (11)     41       30     (34)     27       (7)

Amounts written off
 fixed asset
 investments              (1)     (5)      (6)    (15)    (47)     (62)

Operating profit         133     243      376      67      38      105

Share of operating
 profit
 in associates             -       1        1       -       1        1
Investments and fixed
 assets
 disposal gains            1      37       38       -       9        9
Profit before tax        134     281      415      67      48      115


10. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 18 March 2005. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 17 March 2005 in order to receive the fourth interim dividend for 2004. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 18 March 2005 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 18 March 2005 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 18 March 2005 in order to receive the dividend.

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:


Period end                                 31Dec04        31Dec03
Closing :         HK$/US$                    7.773          7.763
                  GBP/US$                    0.517          0.560

Average :         HK$/US$                    7.789          7.787
                  GBP/US$                    0.546          0.612

12. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

13. Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange in market-making and other dealing activities, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the year ended 31 December 2004.

14. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2004 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

15. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

16. Corporate governance

HSBC is committed to high standards of corporate governance. Throughout 2004, HSBC Holdings has complied with the code provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited was substantially revised during 2004. The new provisions of Appendix 14 will apply for subsequent reporting periods.

The members of the Board of Directors of HSBC Holdings plc are:
Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, W F Aldinger, Lord Butler+, R K F Ch'ien+, D G Eldon, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, H Sohmen*, C S Taylor+ and Sir Brian Williamson+.

J D Coombe+ and J W J Hughes-Hallett+ have been appointed Directors with effect from 1 March 2005.

* Non-executive Director
+ Independent non-executive director

The Group Audit Committee has reviewed the annual results for 2004.

17. Annual Review and Annual Report and Accounts

The Annual Review 2004 and/or Annual Report and Accounts 2004 will be mailed to shareholders on or about 31 March 2005. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA N.A., 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

A French translation of the Annual Review may be obtained on request from CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France.

The Annual Report and Accounts and Annual Review will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above. Requests must be received no later than 7 March 2005.

18. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 27 May 2005 at 11 a.m.

Notice of the meeting will be mailed to shareholders on or about 31 March 2005.

19. Interim results for 2005

The interim results for the six months to 30 June 2005 will be announced on Monday 1 August 2005.

20. Proposed dividends for 2005

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2005 will be US$0.14 per share. The proposed timetables for the dividends in respect of 2005 are:

First interim dividend for 2005

Announcement                                                          3 May 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York            18 May 2005

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day                 20 May 2005

Shares quoted ex-dividend in Paris                                   23 May 2005

Payment date                                                         6 July 2005

Second interim dividend for 2005

Announcement                                                       1 August 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York         17 August 2005

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day              19 August 2005

Shares quoted ex-dividend in Paris                                22 August 2005

Payment date                                                      5 October 2005

Third interim dividend for 2005

Announcement                                                     7 November 2005

American Depositary Shares quoted ex-dividend in New York       22 November 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda      23 November 2005

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day            25 November 2005

Shares quoted ex-dividend in Paris                              28 November 2005

Payment date                                                     19 January 2006

Fourth interim dividend for 2005

Announcement                                                        6 March 2006

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
American Depositary Shares quoted ex-dividend in New York          22 March 2006

Record date and closure of Hong Kong
Overseas Branch Register of shareholders for one day               24 March 2006

Shares quoted ex-dividend in Paris                                 27 March 2006

Payment date                                                         11 May 2006

21. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA N.A., 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 109 avenue des Champs-Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

22. For further information contact:

London                                        Hong Kong
Michael Broadbent                             David Hall
Director of Group Corporate Affairs           Head of Group Public Affairs(Asia)
Telephone: +44 20 7991 8980                   Telephone : +852 2822 1133

Richard Beck                                  Gareth Hewett
Head of Group External Relations              Senior External Relations Manager
Telephone: +44 20 7991 0633                   Telephone: +852 2822 4929

Patrick McGuinness
Senior Manager Investor Relations
Telephone: +44 20 7992 1938

New York                                      Paris
Linda Stryker-Luftig                          Chantal Nedjib
Senior Vice President                         Managing Director, Corporate
                                              Communications
Group Public Affairs                          Telephone: +33 1 40 70 7729
Telephone: +1 212 525 3800                    Gilberte Lombard
                                              Investor Relations Director
                                              Telephone: +33 1 40 70 2257





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 February 2005